SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
CENTURY PROPERTIES FUND XIX

(Name of Subject Company)
CENTURY PROPERTIES FUND XIX

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF Dewaay Premier Fund, LLC, MPF Blue Ridge Fund II, LLC, MPF Blue Ridge Fund I, LLC, MPF Income Fund 23, LLC, MP Falcon Fund, LLC, MPF Special Fund 8, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 15,000 units of limited partnership interest (“Units”) of Century Properties Fund XIX, at a price of $175.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 30, 2007 and June 1, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 30, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2007.

ITEM 1.	SUBJECT COMPANY INFORMATION.
     The name of the subject company is Century Properties Fund XIX, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of May 1, 2007, 89,287 Units were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Partners II (the “General Partner”), a California general partnership. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $175.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 30, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on Fox Capital Management Corporation, the managing general partner of the General Partner (the “Managing General Partner”), and its

affiliates for the management and administration of all partnership activities. The Partnership Agreement of the Partnership (the “Partnership Agreement”) provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $551,000 and $661,000 for the years ended December 31, 2006 and 2005, respectively.
     An affiliate of the Managing General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $292,000 and $194,000 for the years ended December 31, 2006 and 2005, respectively. In connection with the redevelopment projects started in 2006, an affiliate of the Managing General Partner is to receive a redevelopment planning fee of approximately $25,000 per investment property and a redevelopment supervision fee of 4% of the actual redevelopment costs, or approximately $753,000 based on current estimated redevelopment costs. The Partnership was charged approximately $94,000 in redevelopment planning and supervision fees during the year ended December 31, 2006. At December 31, 2006, approximately $28,000 in reimbursements was due to the Managing General Partner.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. During the years ended December 31, 2006 and 2005, no fee was earned as there were no distributions from operations.
     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the year ended December 31, 2006, an affiliate of the Managing General Partner advanced the Partnership approximately $221,000 to fund operations and redevelopment costs at several of the Partnership’s properties. During the year ended December 31, 2005 this credit limit was exceeded by the Managing General Partner. During the year ended December 31, 2005 an affiliate of the Managing General Partner advanced the Partnership approximately $944,000 to pay property taxes, redevelopment costs, and operating expenses at several of the Partnership’s properties. Interest on the credit line is charged at the prime rate plus 2% or 10.25% at December 31, 2006. Interest expense was approximately $1,000 and $35,000 for the years ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2005, the Partnership repaid approximately $1,732,000 in principal and interest with the refinancing proceeds from Greenspoint Apartments. No payments were made during the year ended December 31, 2006. Subsequent to December 31, 2006, an affiliate of the Managing General Partner advanced the Partnership approximately $5,462,000 to fund operations and redevelopment spending at several of the Partnership’s investment properties.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, the parent company of the Managing General Partner (“AIMCO”) which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2006 and 2005, the Partnership paid AIMCO and its affiliates approximately $296,000 and $207,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 60,711.66 Units in the Partnership representing 68% of the outstanding Units at May 1, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 68% of the outstanding Units, AIMCO and its affiliates are in a position to influence all such voting decisions with respect to the Partnership. However, with respect to the 25,228.66 Units acquired on January 19, 1996, AIMCO IPLP, L.P. (“IPLP”), an affiliate of the Managing General Partner and of AIMCO, agreed to vote such Units: (i) against any increase in compensation payable to the Managing General Partner or to its affiliates; and (ii) on all other matters submitted by it or its affiliates, in proportion to the vote cast by third party unitholders. Except for the foregoing, no other limitations are imposed on IPLP’s, AIMCO’s or any other affiliates’ right to vote each Unit held. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to the General Partner and AIMCO as the sole stockholder of the Managing General Partner. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 11, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     On March 26, 2007, AIMCO Properties, L.P., an affiliate of the General Partner, purchased 10 Units at a price of $104.07 per Unit in a private transaction. On April 10, 2007, AIMCO Properties, L.P. purchased 5 Units at a price of $104.07 per Unit in a private transaction.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 11, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated May 11, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2007

Century Properties Fund XIX
By:	Fox Partners II
(General Partner)

By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President